Mail Stop 4561

September 8, 2006

Mr. Mark V. Hurd, President and
Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

      Re: Hewlett-Packard Company
             Form 10-K for Fiscal Year Ended October 31, 2005
             Filed December 21, 2005
             Form 8-K Filed November 17, 2005
             Form 8-K Filed February 15, 2006
             Form 8-K Filed May 16, 2006
             Form 8-K Filed June 6, 2006
             Form 8-K filed August 16, 2006
             File No. 001-04423

Dear Mr. Hurd:

We have reviewed your response letter dated August 18, 2006 in addition to the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed on November 17, 2005, Form 8-K filed on February 15, 2006, Form 8-K filed on May 16, 2006, Form 8-K filed on June 6, 2006 and Form 8-K filed on August 16, 2006</u>

1.   We have reviewed your response concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed. Provide us with proposed disclosure for your next earnings release using the 3rd quarter operating results as an example. We may have further comments.

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You may contact April Coleman, Staff Accountant, at (202) 551-3458, Thomas Ferraro, Senior Staff Accountant at (202) 551-3255 or me at (202) 551-3730 if you have questions regarding these comments.

Very truly yours,

Kathleen Collins
Accounting Branch Chief